NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 26, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 15, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Rosetta Stone Inc. and Empower Merger Sub Inc., a wholly-owned subsidiary of Cambium Holding Corp., which is a portfolio company of The Veritas Capital Fund VI L.P became effective on October 15, 2020. Each share of Common Stock of Rosetta Stone Inc. was exchanged for $30.00 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2020.